UNITED STATES          OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                          SCHEDULE 13G


             Under the Securities Exchange Act of 1934



                     CORNELL CORRECTIONS, INC.
                         (Name of issuer)


            Common Stock, par value $0.001 per share
                (Title of class of securities)


                            219141108
                         (CUSIP number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934) ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















                               13G
CUSIP No. 219141108

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Charterhouse Equity Partners II, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) /x/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                    5    SOLE VOTING POWER
                              914,986
  NUMBER OF
   SHARES           6    SHARED VOTING POWER
BENEFICIALLY                  0
  OWNED BY
    EACH            7    SOLE DISPOSITIVE POWER
 REPORTING                    914,986
   PERSON
    WITH            8    SHARED DISPOSITIVE POWER
                              0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
          914,986

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          13.24%

12   TYPE OF REPORTING PERSON*
          PN









              *SEE INSTRUCTIONS BEFORE FILLING OUT!




Item 1.

     (a)  Cornell Corrections, Inc.

     (b)  4801 Woodway
          Suite 100E
          Houston, TX  77056


Item 2.

     (a)  Charterhouse Equity Partners II, L.P.

     (b)  c/o Charterhouse Group International, Inc.
          535 Madison Avenue
          New York, NY  10022

     (c)  Delaware

     (d)  Common Stock, par value $.001 per share

     (e)  219141108


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable


Item 4.   Ownership

     (a)  914,986

     (b)  13.24%

     (c)
          (i)  914,986
          (ii) 0
          (iii)914,986
          (iv) 0


Item 5.   Ownership of Five Percent or Less of a Class

               Not Applicable


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

               Not Applicable

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

               Not Applicable


Item 8.   Identification and Classification of Members of the
          Group

               Not Applicable


Item 9.   Notice of Dissolution of the Group

               Not Applicable


Item 10.  Certification

               Not Applicable



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    Charterhouse Equity partners II, L.P.
                    By:  CHUSA Equity Investors II, L.P.,
                              general partner


                         By:  Charterhouse Equity II, Inc.

                              By:  /s/ Richard T. Henshaw III



As of February 14, 1997